Pruco Life Insurance Company                                  Thomas C. Castano
                                                              Vice President and Corporate Counsel
                                                              Law Department

                                                              Pruco Life Insurance Company
                                                              213 Washington Street
                                                              Newark, NJ 07102-2992
                                                              (973) 802-4708 fax: (973) 802-9560

                                                              April 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:      Pruco Life Variable Universal Account - CIK No. 0000851693
              Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form N-6, File No. 333-109284.

Ladies and Gentlemen:

Post-Effective Amendment No. 1 to the above-referenced registration statement on Form N-6 was filed and accepted on April 19, 2004
(Accession No. 0000851693-04-000036).   This amendment was inadvertently filed with two copies of Part B of the registration statement.  One of the two copies of Part B contains incorrect text in the "Experts" section.

On behalf of the Pruco Life Variable Universal Account, we request withdrawal of the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form N-6, File No. 333-109284 pursuant to Rule 477(a) under the Securities Act of 1933.  This request is filed prior to the effective date of such amendment; and no securities were sold in connection with, or in reliance on, such amendment.

                                                              Sincerely,

                                                              /s/ Thomas C. Castano
                                                              Pruco Life Insurance Company

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